SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/18/16

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
691,500

8. SHARED VOTING POWER
484,792

9. SOLE DISPOSITIVE POWER
691,500
_______________________________________________________

10. SHARED DISPOSITIVE POWER
484,792


1,176,292 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
691,500

8. SHARED VOTING POWER
484,792

9. SOLE DISPOSITIVE POWER
691,500
_______________________________________________________

10. SHARED DISPOSITIVE POWER
484,792


1,176,292 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
691,500

8. SHARED VOTING POWER
484,792

9. SOLE DISPOSITIVE POWER
691,500
_______________________________________________________

10. SHARED DISPOSITIVE POWER
484,792


1,176,292 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
691,500

8. SHARED VOTING POWER
484,792

9. SOLE DISPOSITIVE POWER
691,500
_______________________________________________________

10. SHARED DISPOSITIVE POWER
484,792


1,176,292 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed July 10, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed June 3, 2016, there were 15,181,370 shares of common stock outstanding as of March 31, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 19, 2016 Bulldog Investors, LLC is deemed to be the beneficial owner of 1,176,292 shares of DHG (representing 7.75% of DHG's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,176,292 shares of DHG include 691,500 shares (representing 4.56% of DHG's outstanding shares) owned by Mr. Goldstein and the following entities over which Messrs.Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,176,292 shares of DHG beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 484,792 shares (representing 3.19% of DHG's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 691,500 shares. Bulldog Investors, LLC has shared power to dispose of and vote 484,792 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DHG's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the last 60 days the following shares of DHG were sold:

Date:		        Shares:		Price:
06/06/16	 	 (1,800)		13.6803
06/07/16		 (9,458)		13.7238
06/08/16		 (14,207)		13.8041
06/09/16		 (4,540)		13.7416
06/10/16		 (3,200)		13.6958
06/17/16		 (10,800)		13.4501
06/21/16		 (5,500)		13.5875
06/23/16		 (8,267)		13.6054
06/24/16		 (25,000)		13.5000
06/24/16		 (6,715)		13.5053
06/27/16		 (700)			13.4200
06/28/16		 (7,902)		13.5029
06/29/16		 (46,619)		13.5637
06/30/16		 (10,585)		13.6017
07/01/16		 (1,859)		13.6486
07/05/16		 (11,674)		13.6232
07/07/16		 (33,100)		13.7244
07/08/16		 (10,931)		13.8300
07/11/16		 (400)			13.8800
07/12/16		 (5,385)		13.9804
07/14/16		 (1,500)		13.9000
07/18/16		 (10,148)		13.9500


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/19/2016

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.